August 22, 2007

Via Edgar and U.S. Mail

Mr. Russell Mancuso
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:                             Andover Medical, Inc.
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed on August 1, 2007
File No. 333-142387

Dear Mr. Mancuso:

We are writing to you on behalf of Andover Medical, Inc. (the “Company”) with regard to the Staff’s Comment No. 18 in its Comment Letter dated May 23, 2007 (“Staff’s First Letter”), the Staff’s Comment No. 8 in its Comment Letter dated July 13, 2007 (“Staff’s Second Letter”) and the Staff’s Comment No. 2 in its Comment Letter dated August 17, 2007 (“Staff’s Third Letter”), which concerns the Staff’s position with regard to Rule 415 under the Securities Act of 1933, as amended (the “Act”).

The Company was fully aware of the Commission’s position on Rule 415 when it first filed the above-captioned Registration Statement on April 26, 2007.  The Company registered $4,612,573 principal amount of the $5,612,573 private financing (the “Offering”), solely because of the Staff’s stated position on Rule 415 for non S-3 eligible issuers.  The Company did not attempt to register $1,000,000 of Units and underlying securities sold to one institutional investor in the Offering.  The Staff’s First Letter requested a substantial amount of tabular information in the first 16 comments to which the Company responded.  Comment No. 17 asked the Company to move Mr. Eiriksson to the Principal Stockholders table and No. 18 to disclose any selling stockholders who are broker-dealers or affiliates of broker-dealers.  The Company complied with the comments and further reduced the number of Shares registered by removing the Company’s placement agent’s shares and responded that nobody else was an affiliate of a broker-dealer.  This was disclosed under “Plan of Distribution” on page 58 of Amendment No. 1.  The second sentence under “Plan of Distribution” stated that the registration statement “excludes one institutional investor which purchased $1 million of Preferred Stock.”

The Company understands that upon each filing as it provide additional disclosures, the Staff may issue further comments.  However, in this case, the Rule 415 issue was presented in

April upon the initial filing.  For the Staff to tell the Company now in the Staff’s Third Letter that it has not satisfied Comment No. 8 of the Staff’s Second Letter places the Company in an extremely difficult position.

Each investor in the Offering signed a Registration Rights Agreement with the Company.  The Company timely filed the Registration Statement within 30 days following the final closing of the Offering.  However, if the Offering is not declared effective within 30 days from the scheduled filing date, or August 27, 2007, the Company will be required to pay liquidated damages of 2% of the dollar amount invested every 30 days for a maximum of eight months.

The Offering was at a fixed conversion price and exercise price of $.35 per share.  It is not a toxic convertible offering.  However, if the Company incurs liquidated damages and pays in Common Stock, as it does not have sufficient cash to pay such damages, it will act in much the same way as a toxic convertible.  While the late fee is intended to serve as liquidated damages, that does not prevent irate shareholders from suing the Company, which they have threatened to do so for breach of contract.

The Company is not seeking to raise money in this public offering and it should not be viewed as a primary offering.  The Company will not receive any funds upon the conversion of the preferred stock.  In all likelihood, the Company will have to file a post-effective amendment in order to solicit the exercise of the Warrants.  There are no broker-dealers or affiliates of broker-dealers whose shares are registered in this registration statement.  Furthermore, each of the selling stockholders who purchased the Units, from which the underlying common stock is being registered for resale under the Registration Statement, represented to the Company that it purchased such securities for its own account for investment only and not as a nominee or agent of the Company.

Nothing new relative to the Rule 415 issue has been disclosed by the Company to the Staff in the last four months since the original filing.  The original filing concerning the Staff’s Rule 415 concerns could have been raised by the Staff in the First Letter dated May 23, 2007.  The issue could then have been resolved in various different ways.  That is all part of the comment process which I have been involved in with the Staff for the last 26 years since my leaving the employment of the Commission.  Now, however, if we are to exclude all 5% or greater shareholders in the Registration Statement, not only will the Company begin to incur liquidated damages commencing on August 27, 2007, but will, in all likelihood, be sued for breach of contract.

The undersigned will be out of the office and returning on Friday, August 24, 2007.  In my absence please advise Ronald Goldberg, Esq., of my office, at 212-841-0507 of any response to this letter.

If you wish to discuss this matter, please contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
cc: Edwin A. Reilly